AM 6-21-2005



SI 05043551 COMMISSION 49

OM 6/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED JUN 06 2005 WASH, D.C.

SEC FILE NUMBER
8- 66115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GemStone Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19321 US Highway 19 North Bldg. C, Suite 320
(No. and Street)

Clearwater (City) Florida (State) 33764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale Twardowski 727-536-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scalfaro & Company LLC
(Name – *if individual, state last, first, middle name*)

604 S. Tampania Avenue, Suite B Tampa, FL 33609
(Address) (City) (State) (Zip Code)

PROCESSED JUN 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale Twardowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GemStone Securities LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N-A

Signature

Managing Partner

Title



NOTARY PUBLIC
STATE OF FLORIDA

Rebecca Salas
Commission # DD147136
Expires Sep. 3, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gemstone Securites LLC
Proposed Adjusting Journal Entries
December 31, 2004

Entry	Debit	Credit	Income Impact	Resolution
1 Rent Expense	4,439.24		4,439.24	Recorded
Rent payable		4,439.24		
To straight-line rent expense over the life of the lease				
2 Accumulated Depreciation	3,580.37			
Depreciation Expense		3,580.37	(3,580.37)	Recorded
To adjust depreciation expense to straight line				
3 Amortization of Intangible Costs	50.00			
Amortization Expense	100.00		100.00	Passed
Incorporation fees		150.00		
To write off incorporation fees				
		Total Impact	**958.87**	
		Recorded Entries	858.87	
		Unrecorded Impact	100.00	

GEMSTONE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2004



Scalfaro & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Managing Principal
GemStone Securities, LLC
Clearwater, Florida

We have audited the accompanying statement of financial condition of GemStone Securities, LLC as of December 31, 2004 and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GemStone Securities, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scalfaro & Company LLC

Tampa, Florida
February 21, 2005

604 S. Tampania Avenue | Suite B | Tampa, Florida 33609

GEMSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

		2004
Cash and cash equivalents	$	31,411
Accounts receivable		832
Prepaids and other assets		4,840
Property, plant and equipment, net		3,580
		$ 40,663

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 13,935
Total liabilities	13,935
Commitments and contingencies	-
Member's capital	26,728
Total liabilities and member's equity	$ 40,663

See notes to financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
Revenues	$ 127,789
Cost of revenues	20,747
Gross profit	107,042
Expenses:	
Employee compensation	53,675
Consultants	15,075
Occupancy	8,259
Communications	4,638
License and registration fees	2,595
Other expenses	15,379
Total expenses	99,621
Net income	$ 7,421

See notes to financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD ENDING DECEMBER 31, 2004

	2004
Member's balance, December 31, 2003	$ 7,307
Capital contributions	12,000
Net income	7,421
Member's balances, December 31, 2004	$ 26,728

See notes to financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
Cash flows from operating activities:	
Net income	$ 7,421
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation	82
Increase (decrease) in cash resulting from changes in:	
Accounts receivable	(832)
Prepaids and other assets	(3,767)
Accounts payable and accrued expenses	13,909
Net cash flows from operating activities	16,813
Cash flows from investing activities:	
Purchases of property, plant and equipment	(3,662)
Net cash flows from investing activities	(3,662)
Cash flows from financing activities:	
Capital contributions received	12,000
Net cash flows from investing activities	12,000
Net increase in cash and cash equivalents	25,151
Cash and cash equivalents, beginning of year	6,260
Cash and cash equivalents, end of year	$ 31,411

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 29
Income taxes	$ -

1. Nature of business and summary of significant accounting policies:

Nature of business:

GemStone Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is a Florida Limited Liability Corporation, incorporated on April 4, 2003 and was approved as a registered broker-dealer on January 23, 2004.

The Company's principal business activities include the private placement of securities as well as merger and acquisition services.

Cash and cash equivalents:

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets:

Fixed assets are stated at original cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method based upon estimated useful lives ranging from three to seven years.

Revenue recognition:

For private placements, the Company recognizes revenue at the time the private placement is completed and the income is reasonably determinable based upon agreed-upon contractual arrangements. All other service income is recognized as the service is provided.

Use of estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Related party transactions:

Consultant costs:

During 2004, the Company paid an affiliated entity $15,000 for consulting services received in connection with a private placement transaction.

Occupancy costs:

The Company shares office space with an affiliated entity. The costs of the monthly rent due to a third party lessor and general occupancy costs are split equally with the affiliate. For the year ended December 31, 2004, the Company incurred $8,259 for its portion of those costs.

3. Income taxes and deferred income tax benefit:

The Company is a limited liability corporation and in lieu of corporate taxes, the Managing Principal of the Company is taxed on his proportionate share of the Company's taxable income. Therefore, no provision of liability and determination of deferred taxes have been included in these financial statements.

4. Stockholders' equity:

During the year ended December 31, 2004, the Managing Principal of the Company contributed $12,000.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and stipulates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $17,476, which exceeded its SEC required net capital by $12,476 and the ratio of aggregate indebtedness to net capital was .80 to 1.

GEMSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSIONS
AS OF DECEMBER 31, 2004

SCHEDULE I

Net Capital

Total member's equity			$ 26,728
Deductions and/or charges:			
Nonallowable assets:			
Accounts receivable		832	
Prepaids and other assets		4,840	
Property, plant and equipment, net		3,580	
Total nonallowable assets			(9,252)
Net capital			$ 17,476

Aggregate indebtedness

Accounts payable and accrued expenses	$ 13,935		
Total aggregate indebtedness			$ 13,935

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$ 929
Minimum net capital required	$ 5,000
Excess net capital	$ 12,476
Ratio of aggregate indebtedness to net capital	$ .80 to 1

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 21,915
Audit adjustment to property record fixed assets	(3,580)	
Other items, net	(859)	
		(4,439)
Net capital per above		$ 17,476



Scalfaro & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
GemStone Securities, LLC
Clearwater, Florida

In planning and performing our audit of the financial statements and supplemental schedules of GemStone Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

604 S. Tampania Avenue | Suite B | Tampa, Florida 33609

Managing Principal
GemStone Securities, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Principal, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Tampa, Florida
February 21, 2005